FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from August 1, 2018 to August 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 11, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from August 1, 2018 to August 31, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on September 11, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of August 31, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) August 29 August 30 August 31	1,300,000 1,350,000 1,350,000	674,054,720 695,926,160 685,967,040

Total	—	4,000,000	2,055,947,920

Aggregate shares repurchased as of the end of this reporting month	4,000,000		2,055,947,920

Progress of share repurchase (%)	4.0		2.9

2.	Status of disposition

as of August 31, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) August 22	1	500
Subtotal	—	1	500
Other (exercise of stock acquisition rights)	(Date)

August 1

August 2

August 3

August 6

August 7

August 8

August 9

August 10

August 13

August 14

August 15

August 16

August 17

August 20

August 21

August 22

August 23

August 24

August 27

August 28

August 29

August 30

August 31

		59,700 5,700 88,000 41,400 34,900 14,100 6,900 19,900 11,900 26,800 73,800 88,600 131,200 18,600 11,500 3,000 78,900 5,000 50,500 9,500 19,400 5,500 15,100	1,845,700 5,700 1,573,000 3,915,400 332,900 14,100 6,900 19,900 11,900 26,800 73,800 1,578,600 726,200 1,210,600 11,500 897,000 674,900 1,495,000 646,500 2,095,500 19,400 303,500 1,505,100

Subtotal	—	819,900	18,989,900

Total	—	819,901	18,990,400

3.	Status of shares held in treasury

as of August 31, 2018
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	246,538,184